SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securiteis Exchange Act of 1934

                                (Amendment No. 3)


                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   822809 109
                                 (CUSIP Number)

                             Banyon Investment, LLC
                               c/o Philip Chapman
                        750 Lexington Avenue, 18th Floor
                            New York, New York 10022

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 4, 2005*

             (Date of Event which Requires Filing of this Statement)

* This Amendment No. 3 to Schedule 13D is being filed to report the replacement of Catherine Adler by James Adler as Co-Managing Member of Banyon Investment, LLC and to update Philip Chapman's beneficial ownership of Common Stock underlying his stock options.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)
                              (Page 1 of 11 pages)

                                  SCHEDULE 13D

CUSIP No. 82209 10 9

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
     (a) Banyon Investment, LLC
         IRS ID #01-0588981

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [X]
                                                      (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     (a) PF - personal funds of members of Banyon Investment, LLC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a) Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.  SOLE VOTING POWER (a) 4,454,015

     8.  SHARED VOTING POWER
         (a)      -0-

     9.  SOLE DISPOSITIVE POWER
         (a)      4,454,015

     10. SHARED DISPOSITIVE POWER
         (a)      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (a) 4,454,015

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (a) 28.5%

14.  TYPE OF REPORTING PERSON
     (a) 00

                                  SCHEDULE 13D

CUSIP No. 82209 10 9

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) James Adler Co-Managing Member of Banyon Investment, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [X]
                                                      (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     (a) PF - personal funds of members of Banyon Investment, LLC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a) USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.  SOLE VOTING POWER (a) 4,454,015 (Note 1)

     8.  SHARED VOTING POWER
         (a)      -0-

     9.  SOLE DISPOSITIVE POWER
         (a)      4,454,015 (Note 1)

     10. SHARED DISPOSITIVE POWER
         (a)      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (a) 4,454,015 (Note 1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES   [X]  (Note 2)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (a) 28.5%

14.  TYPE OF REPORTING PERSON
     (a) IN

     Note 1 - Consists of 4,454,015 shares of the Company's Common Stock owned
     ------
     by Banyon Investment, LLC. Mr. Adler and Philip Chapman are co-managing members of Banyon Investment, LLC and share voting and investment powers.

     Note 2 - Excludes shares of Common Stock owned by Frederick R. Adler,
     ------
     father of James Adler.

                                  SCHEDULE 13D

CUSIP No. 82209 10 9

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Philip Chapman Co-Managing Member of Banyon Investment, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                      (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     (a) PF - personal funds of members of Banyon Investment, LLC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a) USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.  SOLE VOTING POWER
         (a)      4,536,682 (Note 1)

     8.  SHARED VOTING POWER
         (a)      -0-

     9.  SOLE DISPOSITIVE POWER
         (a)      4,536,682 (Note 1)

     10. SHARED DISPOSITIVE POWER
         (a)      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (a) 4,536,682 (Note 1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES   [X]  (Note 1)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (a) 28.9%

14.  TYPE OF REPORTING PERSON
     (a) IN

     Note 1 - Consists of (i) 4,454,015 shares of the Company's Common Stock
     ------
     owned by Banyon Investment, LLC, (ii) 30,000 shares of the Company's Common Stock and (iii) 52,667 shares of the Company's Common Stock which may be acquired through the exercise of options held by Mr. Chapman. Does not include options to purchase 43,333 shares of the Company's Common Stock which are not exercisable within 60 days of June 22, 2005. Mr. Chapman and James Adler are co-managing members of Banyon Investment, LLC and share voting and investment powers.

            This Amendment No. 3 to the initial Schedule 13D filed with the Securities and Exchange Commission on April 10, 2002 is being filed by Banyon Investment, LLC, Philip Chapman and James Adler (collectively, the "Reporting Persons") to report the replacement of Catherine Adler by James Adler as Co-Managing Member of Banyon Investment, LLC and to update the Philip Chapman's beneficial ownership of the Company's Common Stock to include 52,667 shares of the Company's Common Stock which may be acquired through the exercise of options held by Mr. Chapman.

Item 1.   SECURITY AND ISSUER.
          Common Stock, $.01 par value per share of Shells Seafood Restaurants, Inc.
          16313 N. Dale Mabry Highway
          Suite 100
          Tampa, Florida 33618

Item 2.   IDENTITY AND BACKGROUND.

      Banyon Investment, LLC
      ----------------------

      (a) Banyon Investment, LLC

      (b) c/o Philip Chapman
          750 Lexington Avenue, 18th Floor
          New York, New York 10022

      James Adler
      -----------

      (a) James Adler

      (b) 750 Lexington Avenue, 18th Floor
          New York, New York 10022

      (c) James Adler, Co-Managing Member of Banyon Investment, LLC, is a private investor.

      Philip R. Chapman
      -----------------

      (a)  Philip Chapman

      (b)  750 Lexington Avenue, 18th Floor
           New York, New York 10022

      (c) Philip Chapman, Co-Managing Member of Banyon Investment, LLC, is employed by the venture capital firm of Adler & Co.

      (d) During the last five years none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)  James Adler and Philip Chapman are citizens of the United
           States.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           PF - personal funds of members of Banyon Investment, LLC

Item 4.    PURPOSE OF TRANSACTION.
           On April 4, 2005, Catherine Adler was replaced by James Adler as Co-Managing Member of Banyon Investment, LLC. In addition, upon vesting of options granted, Philip Chapman currently beneficially owns 4,536,682 shares of the Company's Common Stock, including 52,667 shares of the Company's Common Stock which may be acquired through the exercise of options held by Mr. Chapman.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) For information with respect to the aggregate number of shares and percentage of the Common Stock beneficially owned by the Reporting Persons, see Rows 11 and 13 of the cover pages.

      (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover pages.

      (c)  Not applicable.

      (d)  Not applicable.

      (e) Catherine Adler ceased to be the beneficial owner of more than five percent of the Company's Common Stock on April 4, 2005 when she resigned from the position of Co-Managing Member of Banyon Investment, LLC.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Philip Chapman serves as Chairman of the Company's Board of Directors. James Adler is the son of Frederick R. Adler, a greater than 10% owner of the Company's Common Stock. Philip Chapman is the son-in-law of Frederick R. Adler.

           Pursuant to an Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Banyon Investment, LLC and the other investors parties thereto, as amended from time to time (the "Investor Rights Agreement"), the composition of the Company's Board of Directors was fixed at 7 members. Banyon Investment, LLC and a group of unrelated investors each had the right to nominate 3 persons for election to the Board. The parties to the Investor Rights Agreement had agreed to vote their shares to cause such nominees to be elected. Philip R. Chapman was one of the three persons nominated by Banyon Investment, LLC for election as a director of the Company. The Investor Rights Agreement has been terminated.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Joint Filing Statement dated as of August 29, 2005 (filed herewith).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           BANYON INVESTMENT, LLC


                                            /s/ Philip Chapman
                                           -----------------------------
                                           By:    Philip Chapman
                                           Title: Co-Managing Member



                                            /s/ Philip Chapman
                                           -----------------------------
                                           Philip Chapman



                                            /s/ James Adler
                                           -----------------------------
                                           James Adler




Date:    August 29, 2005

                                  EXHIBIT INDEX



A.   Joint Filing Statement (filed herewith).

                             JOINT FILING STATEMENT



     We, the undersigned, hereby express our agreement that the attached
Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.



Dated:  August 29, 2005



                                           BANYON INVESTMENT, LLC


                                            /s/ Philip Chapman
                                           -----------------------------
                                           By:    Philip Chapman
                                           Title: Co-Managing Member



                                            /s/ Philip Chapman
                                           -----------------------------
                                           Philip Chapman



                                            /s/ James Adler
                                           -----------------------------
                                           James Adler